Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Interim Financial Statements (Unaudited) September 30, 2011 (With Independent Auditors’ Review Report Thereon)

Independent Auditor’s Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying separate statements of financial position of Shinhan Financial Group Co., Ltd. (the “Company”) as of September 30, 2011 and December 31, 2010 and the related separate statements of comprehensive income for the three-month and nine-month periods ended September 30, 2011 and 2010 and the separate statements of changes in equity and cash flows for the nine-month periods ended September 30, 2011 and 2010, and notes, comprising a summary of significant accounting policies and other explanatory information (the “Separate interim financial information”).

Management’s responsibility

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our reviews. We conducted our reviews in accordance with Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of separate interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information as of September 30, 2011 is not prepared, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034 Interim Financial Reporting.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 22, 2011

This report is effective as of November 22, 2011, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events and circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Financial Position

As of September 30, 2011 and December 31, 2010

(Unaudited)

(In millions of won)	Note	2011		2010

Assets
Cash and due from banks	5,30	(Won)	1,632,308	609,659
Trading assets	6		1,949,310	251,414
Derivative assets	7		—	9,127
Loans	8,30		1,254,651	1,454,615
Property and equipment	9		1,440	1,651
Intangible assets	10		2,176	1,823
Investments in subsidiaries	11		25,046,002	25,046,002
Deferred tax assets	26		—	5,600
Other assets	12,30		493,323	280,705

Total assets		(Won)	30,379,210	27,660,596

Liabilities
Borrowings	13	(Won)	5,000	5,000
Debentures	14		7,513,543	6,581,104
Liability for defined benefit obligations	15		2,107	1,090
Deferred tax liabilities	26		1,319	—
Other liabilities	16,30		515,665	320,442

Total liabilities			8,037,634	6,907,636

Equity	17
Capital stock			2,645,053	2,589,553
Capital surplus			9,494,842	8,444,178
Accumulated other comprehensive income			—	(1,702)
Retained earnings			10,201,681	9,720,931

Total equity			22,341,576	20,752,960

Total liabilities and equity		(Won)	30,379,210	27,660,596

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2011 and 2010

(Unaudited)

(In millions of won, except earnings per share data)		2011			2010
	Note	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period

Interest income	30	(Won)	29,987	79,354	25,048	75,088
Interest expense			(93,458)	(275,392)	(86,979)	(261,660)

Net interest expense	18		(63,471)	(196,038)	(61,931)	(186,572)

Fees and commission income	30		30,304	90,909	30,321	90,962
Fees and commission expense			(24)	(259)	(19)	(123)

Net fees and commission income	19		30,280	90,650	30,302	90,839

Dividend income	20		—	1,187,470	—	817,312
Net trading income	21		16,446	38,397	528	2,119
Net foreign currency transaction gain (loss)			(31,416)	(21,594)	195	(16,083)
Reversal of (provision for) credit losses	22,30		(15)	(81)	24	(17)
General and administrative expenses	23		(12,118)	(45,604)	(18,038)	(54,045)
Other operating income (expenses), net	25,30		32,226	22,485	(121)	16,495

Income before income taxes			(28,068)	1,075,685	(49,041)	670,048

Income tax expense (benefit)	26		1,006	8,699	1,054	(1,596)

Net income (loss) for the period			(29,074)	1,066,986	(50,095)	671,644

Other comprehensive income for the period
Cash flow hedges	17		569	2,246	1,837	906
Income tax effect			(138)	(544)	(445)	816

			431	1,702	1,392	1,722

Total comprehensive income (loss) for the period		(Won)	(28,643)	1,068,688	(48,703)	673,366

Basic earnings (loss) per share in won	17,27	(Won)	(217)	1,828	(228)	1,053

Diluted earnings (loss) per share in won	17,27	(Won)	(196)	1,815	(207)	1,063

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2011 and 2010

(Unaudited)

(In millions of won)	Capital stock		Capital surplus	Accumulated other comprehensive loss	Retained earnings	Total equity
Balance at January 1, 2010	(Won)	2,589,553	8,444,178	(4,277)	9,523,572	20,553,026
Net income for the period		—	—	—	671,644	671,644
Other comprehensive income, net of income tax		—	—	1,722	—	1,722
Cash flow hedges		—	—	1,722	—	1,722

Total comprehensive income for the period		—	—	1,722	671,644	673,366

Transactions with owners		—	—	—	(420,266)	(420,266)
Dividends		—	—	—	(420,266)	(420,266)

Balance at September 30, 2010	(Won)	2,589,553	8,444,178	(2,555)	9,774,950	20,806,126

	Capital stock		Capital surplus	Accumulated other comprehensive loss	Retained earnings	Total equity
Balance at January 1, 2011	(Won)	2,589,553	8,444,178	(1,702)	9,720,931	20,752,960
Net income for the period		—	—	—	1,066,986	1,066,986
Other comprehensive income, net of income tax		—	—	1,702	—	1,702
Cash flow hedges		—	—	1,702	—	1,702

Total comprehensive income for the period		—	—	1,702	1,066,986	1,068,688

Transactions with owners
Dividends		—	—	—	(586,236)	(586,236)
Issuance of preferred stock		55,500	1,050,664	—	—	1,106,164

Balance at September 30, 2011	(Won)	2,645,053	9,494,842	—	10,201,681	22,341,576

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2011 and 2010

(Unaudited)

(In millions of won)	Note	2011		2010

Cash flows from operating activities
Net income for the period		(Won)	1,066,986	671,644
Adjustments for:
Interest income			(461)	(403)
Interest expense			4,492	13,704
Net trading income			(9,885)	(228)
Net foreign currency transaction loss			21,594	16,083
Provision for credit losses			81	17
Noncash employee benefit			(7,091)	(820)
Depreciation and amortization			922	986
Noncash other operating income, net			(21,594)	(15,678)
Income tax expense (benefit)			6,376	(1,596)

			(5,566)	12,065

Changes in assets and liabilities:
Trading assets			(1,688,011)	50,000
Other assets			(5,238)	12,159
Liability for defined benefit obligations			10	(896)
Other liabilities			(2,803)	(14,590)

			(1,696,042)	46,673

Net cash provided by (used in) operating activities	29		(634,622)	730,382

Cash flows from investing activities
Issuance of loan			(655,000)	(105,000)
Collection of loans			855,000	225,000
Acquisition of property and equipment			(234)	(773)
Acquisition of intangible assets			(326)	(33)
Investments in subsidiaries			—	(10,026)
Increase in other assets			(2,053)	(3,600)

Net cash provided by investing activities			197,387	105,568

See accompanying notes to the separate interim financial statements

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows (continued)

For the nine-month periods ended September 30, 2011 and 2010

(Unaudited)

(In millions of won)	Note	2011		2010

Cash flow from financing activities
Issuance of preferred stock			1,110,000	—
Proceeds from borrowings			—	395,000
Repayment of borrowings			—	(1,146,794)
Issuance of debentures			2,340,000	1,900,000
Repayment of debentures			(1,425,126)	(1,280,000)
Stock issuance cost paid			(3,836)	—
Debentures issuance cost paid			(8,520)	(6,919)
Dividends paid			(585,520)	(419,950)
Inflow from hedging activities			32,966	—

Net cash provided by (used in) financing activities			1,459,964	(558,663)

Increase in cash and cash equivalents			1,022,729	277,287

Cash and cash equivalents at beginning of period			609,865	129,820

Cash and cash equivalents at end of period	29	(Won)	1,632,594	407,107

See accompanying notes to the separate interim financial statement

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American depository shares were listed on the New York Stock Exchange on September 16, 2003.

2.	Basis of preparation

(a)	Statement of compliance

The accompanying separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), No. 1034 Interim Financial Reporting, as prescribed in the Act on External Audits of Corporations.

The accompanying separate interim financial statements have been condensed, restructured and translated into English from the Korean language separate interim financial statements.

Certain information included in the Korean language separate interim financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in equity or cash flows, is not presented in the accompanying separate interim financial statements.

(b)	Basis of measurement

The separate interim financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position:

•	Derivative financial instruments are measured at fair value

•	Financial instruments at fair value through profit or loss are measured at fair value

•	Liabilities for cash-settled share-based payment arrangements are measured at fair value

•

The liability for defined benefit obligations is recognized as the present value of the defined benefit obligation less the net total of the plan assets, plus unrecognized actuarial gains, less unrecognized past service cost and unrecognized actuarial losses

(c)	Functional and presentation currency

These separate interim financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments

The preparation of the separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these separate interim financial statements and in preparing the opening K-IFRS separate statement of financial position at January 1, 2010 for the purposes of the transition from previous K-GAAP to K-IFRS, unless otherwise indicated.

An explanation of how the transition from previous K-GAAP to K-IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 31.

(a)	Investments in subsidiaries

The accompanying separate interim financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No. 1027 Consolidated and Separate Financial Statements. The Company’s investments in subsidiaries are recorded at cost in accordance with K-IFRS No. 1027. The Company applied K-IFRS No. 1101 First-time Adoption of K-IFRS, and considered the amount reported previously in separate financial statements prepared in accordance with previous K-GAAP as deemed cost at the date of transition. Dividends received from its subsidiaries are recognized in profit or loss when the Company is entitled to receive the dividend.

(b)	Foreign currency translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

(c)	Cash and cash equivalents

Cash and cash equivalents include notes and coins on hand, demand deposits and highly liquid financial assets subject to insignificant risk of changes in their fair value.

(d)	Non-derivative financial assets

Financial assets are classified into financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity investments. Financial assets are recognized in the separate interim financial statements when the Company becomes a party to the contractual provisions of the instrument.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

i)	Financial assets at fair value through profit or loss

These financial assets include a financial asset held for trading or designated at fair value through profit or loss upon initial recognition. These financial assets are measured at fair value after initial recognition and changes in the fair value are recognized through profit or loss of the period. Costs attributable to the acquisition are immediately expensed in the period.

ii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative assets with fixed or determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity. They are carried at amortized cost using the effective interest method after their initial recognition.

iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

iv)	Available-for-sale financial assets

Available-for-sales financial assets are the non-derivative financial assets not classified into financial assets at fair value through profit or loss or loans and receivables. They are measured at fair value after their initial recognition.

v)	Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

vi)	Offsetting

Financial assets and liabilities are offset and the net amount presented in the separate statement of financial position if the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(e)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

The Company first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

(f)	Derivative financial instruments

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

(g)	Property and equipment

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost of certain items of property and equipment was determined by reference to a previous K-GAAP revaluation.

Cost includes expenditure that is directly attributable to the acquisition of the asset.

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of 5 years, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Depreciation methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate.

(h)	Intangible assets

Intangible assets are recognized at cost upon initial recognition and subsequently stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized using the straight-line method over an estimated useful life of 5 years.

Amortization methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate.

(i)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than plan assets and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

In case recoverable amount of an asset or CGU is lower than its carrying amount, the carrying amount is reduced to the recoverable amount and the impairment loss is recognized in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

(j)	Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Depending on commitments in a contract and definition of financial liabilities, the non-derivative financial liabilities are categorized as either at fair value through profit or loss or other financial liabilities.

i)	Financial liabilities at fair value through profit or loss

The financial liabilities at fair value through profit or loss include a financial liability held for trading or designated at fair value through profit or loss upon initial recognition. These financial liabilities are measured at fair value after initial recognition and changes in the fair value are recognized through profit or loss of the period. Costs attributable to the issuance or acquisition are immediately expensed in the period.

ii)	Other financial liabilities

The financial liabilities not classified as at fair value through profit or loss are classified into other financial liabilities. The liabilities are measured at a fair value minus cost relating to issuance upon initial recognition. Then, they are carried at amortized cost, using the effective interest rate method.

Only when financial liabilities become extinct, or obligations in a contract are cancelled or terminated, they are derecognized form the Company’s separate statement of financial position.

(k)	Employee benefits

i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

ii)	Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realizable during the life of the plan, or on settlement of the plan liabilities.

iii)	Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

l)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Capital stock

Common stock is classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preferred stock capital is classified as equity if it is non-redeemable, or redeemable only at the Company’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Company’s shareholders’ meeting.

Financial income and expense

i)	Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses. The calculation of the effective interest includes all fees and points paid or received.

However, when it is believed that interest income cannot be recognized as income under accrual based accounting because the interest is not likely to be realized as income, it is recognized as income at the time of receiving the interest in cash.

ii)	Fees and commissions

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate. Fees and commissions are generally recognized on an accrual basis when the service has been provided or significant act performed.

iii)	Dividend

Dividend income is recognized when the right to receive income is authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

3.	Significant accounting policies (continued)

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible redeemable preferred stock and share options granted to employees.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

4.	Financial risk management

(a)	Overview

As a financial services provider, Shinhan Financial Group (the “Group”), which includes the Company and its subsidiaries, is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, deposit taking and borrowing activities and operating environment.

The principal risks to which the Company is exposed are credit risk, market risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the holding company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management principles

The Group risk management is guided by the following core principles:

•	identifying and managing all inherent risks;

•	standardizing risk management process and methodology;

•	ensuring supervision and control of risk management independent of business activities;

•	continuously assessing risk preference;

•	preventing risk concentration;

•	operating a precise and comprehensive risk management system including statistical models; and

•	balancing profitability and risk management through risk-adjusted profit management.

ii)	Risk management framework

The Group has established the Group Risk Management Committee, the Group Risk Management Council and the Group Risk Management Team at the holding company level and the Risk Management Committees and the Risk Management Team of the relevant subsidiary at the subsidiary level.

The Group Risk Management Committee consists of directors of the Company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set risk limits for the Group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amends risk management regulations, and (v) decide other risk management-related issues the Board of Directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the Company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Group Risk Management Council consists of the Company’s chief risk officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the groupwide risk management guidelines and strategy in order to maintain consistency in the groupwide risk policies and strategies. Specifically, the Group Risk Management Council deliberates on the following: (i) changes in risk management policies and strategies for each subsidiary, (ii) matters warranting discussion of risk management at the group level and cooperation among the subsidiaries, (iii) the effect of external factors on the groupwide risk, (iv) determination of the risk appetite for the Group as a whole and each of the subsidiaries, (v) risk limits of the Group as a whole and each of our subsidiaries, (vi) operation of risk measuring systems for the Group as a whole and each of the subsidiaries, (vii) matters requiring joint deliberation in relation to groupwide risk management and (viii) matters related to providing funds to the subsidiaries. The Group Risk Management Council has a sub-council consisting of working-level risk management officers, to discuss the above-related matters in advance.

(b)	Credit risk

i)	Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations.

ii)	The Company’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of September 30, 2011 and December 31, 2010 was as follows:

	2011		2010

Due from banks and loans
Banks	(Won)	1,632,308	139,775
Corporate		1,254,651	1,924,499
Derivative assets		—	9,127
Other financial assets		485,858	273,494

	(Won)	3,372,817	2,346,895

(*)	The maximum exposure amounts for due from banks and loans are recorded as net of allowances

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii)	Classification of financial assets under consideration of credit risk

Financial assets that are neither past due nor impaired as of September 30, 2011 and December 31, 2010 were as follows:

	2011
	Banks		Corporate	Total
Normal due from banks and loans	(Won)	1,632,599	1,255,000	2,887,599
Less: allowance		(291)	(349)	(640)

	(Won)	1,632,308	1,254,651	2,886,959

	2010
	Banks		Corporate	Total
Normal due from banks and loans	(Won)	139,800	1,925,070	2,064,870
Less: allowance		(25)	(571)	(596)

	(Won)	139,775	1,924,499	2,064,274

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

Interest rate risk is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Company.

Foreign exchange risk arises because of the Company’s assets and liabilities which are denominated in currencies other than the won. The Company manages foreign exchange risk on an overall position basis by covering all of its foreign exchange spot and forward positions.

Foreign currency denominated liabilities as of September 30, 2011 and December 31, 2010 were as follows:

	2011			2010
(In thousands of JPY)	Foreign currency (JPY)	Foreign currency translation		Foreign currency (JPY)	Foreign currency translation
Foreign currency liabilities
Debentures	¥—	(Won)	—	¥16,000	(Won)	223,533

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company maintains the liquidity position of the balance of assets exceeding the balance of liabilities based on the remaining maturities at 30 days below at each month-end financial position in accordance with the Financial Holding Company Act.

Contractual maturities for financial instruments as of September 30, 2011 and December 31, 2010 were as follows;

	2011
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	(Won)	1,632,308	—	—	—	—	—	1,632,308
Loans		6,284	9,608	165,832	81,822	1,177,508	—	1,441,054
Trading assets		1,949,310	—	—	—	—	—	1,949,310
Other financial assets		29,326	839	251	421,481	33,924	—	485,821

		3,617,228	10,447	166,083	503,303	1,211,432	—	5,508,493

Liabilities
Borrowings		—	—	—	5,000	—	—	5,000
Debentures		26,107	746,684	280,690	755,803	6,624,296	—	8,433,580
Other financial liabilities		37,746	—	3,309	421,561	17,612	—	480,228

		63,853	746,684	283,999	1,182,364	6,641,908	—	8,918,808

	(Won)	3,553,375	(736,237)	(117,916)	(679,061)	(5,430,476)	—	(3,410,315)

	2010
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	(Won)	609,864	—	—	—	—	5	609,869
Loans		52,032	410,972	214,150	223,560	639,952	—	1,540,666
Trading assets		251,414	—	—	—	—	—	251,414
Other financial assets		158,723	3,036	91,476	—	21,596	—	274,831

		1,072,033	414,008	305,626	223,560	661,548	5	2,676,780

Liabilities
Borrowings		—	—	—	5,000	—	—	5,000
Debentures		149,341	445,580	399,781	1,333,883	4,865,326	—	7,193,911
Other financial liabilities		119,356	18,060	1,918	—	12,052	—	151,386

		268,697	463,640	401,699	1,338,883	4,877,378	—	7,350,297

	(Won)	803,336	(49,632)	(96,073)	(1,115,323)	(4,215,830)	5	(4,673,517)

Derivatives:
Cash inflow		—	736	—	225,039	—	—	225,775
Cash outflow		—	(2,537)	—	(217,347)	—	—	(219,884)

	(Won)	—	(1,801)	—	7,692	—	—	5,891

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e)	Measurement for the fair value of financial instruments

When available, the Company measures the fair value of an instrument using the quoted prices in an active market for that instrument. If a market for a financial instrument is not active, the Company establishes fair value using a valuation technique.

i)	The financial instruments measured at amortized cost

The financial instruments measured at amortized cost as of September 30, 2011 and December 31, 2010 were as follows:

	2011
	Carrying amounts					Fair value
	Balance		Unamortized balance	Allowance	Total
Assets
Cash and due from banks	(Won)	1,632,599	—	(291)	1,632,308	1,632,308
Loans (corporate)		1,255,000	—	(349)	1,254,651	1,255,264
Other financial assets		486,803	(779)	(166)	485,858	485,858

		3,374,402	(779)	(806)	3,372,817	3,373,430

Liabilities
Borrowings		5,000	—	—	5,000	5,000
Debentures in won		7,530,000	(16,457)	—	7,513,543	7,602,613
Other financial liabilities		515,490	—	—	515,490	515,490

	(Won)	8,050,490	(16,457)	—	8,034,033	8,123,103

	2010
	Carrying amounts					Fair value
	Balance		Unamortized balance	Allowance	Total
Assets
Cash and due from banks	(Won)	609,870	—	(211)	609,659	609,659
Loans (corporate)		1,455,000	—	(385)	1,454,615	1,467,798
Other financial assets		274,830	(1,207)	(129)	273,494	273,544

		2,339,700	(1,207)	(725)	2,337,768	2,351,001

Liabilities
Borrowings		5,000	—	—	5,000	5,000
Debentures
Debentures in won		6,370,000	(12,223)	—	6,357,777	6,490,345
Debentures in foreign currency		223,532	(205)	—	223,327	223,327

		6,593,532	(12,428)	—	6,581,104	6,713,672

Other financial liabilities		151,385	—	—	151,385	151,385

	(Won)	6,749,917	(12,428)	—	6,737,489	6,870,057

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	The table below analyzes financial instruments measured at the fair value as of September 30, 2011 and December 31, 2010, by the level in the fair value hierarchy into which the fair value measurement is categorized:

	2011
	Level 1		Level 2	Level 3	Total
Trading assets	(Won)	—	1,949,310	—	1,949,310

	2010
	Level 1		Level 2	Level 3	Total
Trading assets	(Won)	—	251,414	—	251,414
Derivatives financial assets		—	9,127	—	9,127

	(Won)	—	260,541	—	260,541

(f)	Capital management

The Company, which is a financial holding company controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Tier I capital (including capital stock, retained earnings, etc.) and Tier II capital (including qualifying subordinated liabilities, etc.) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

5.	Cash and due from banks

(a)	Cash and due from banks as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Due from banks in won
Deposits	(Won)	1,630,000	—
Other financial institution deposits		2,599	609,870

		1,632,599	609,870
Allowance		(291)	(211)

	(Won)	1,632,308	609,659

(b)	Restricted guaranteed deposits on bank accounts as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Other financial institution deposits	(Won)	5	5

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

6.	Trading assets

Trading assets as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Beneficiary certificates	(Won)	1,949,310	251,414

7.	Derivatives and hedge accounting

(a)	Derivative instruments as of December 31, 2010 were as follows:

	2010
	Notional amount		Fair value		Valuation gain (loss)
			Asset	Liabilities	Operating revenue (expenses)	Other comprehensive income (loss)
Currency swap	(Won)	223,533	9,127	—	21,482	2,031

Hedged items are debentures in foreign currency. The Company hedges cash flow volatility due to foreign currency and interest rate fluctuation through currency swaps.

(b)	The gains and losses reclassified from other comprehensive income to profit or loss as a reclassification adjustment for the nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011		2010
Cash flow hedges:
Effective portion of changes in fair value	(Won)	23,840	16,989
Less: Amount transferred to profit or loss		21,594	16,083
Income tax effect		(544)	816

	(Won)	1,702	1,722

8.	Loans

(a)	Loans as of September 30, 2011 and December 31, 2010 consisted of the following:

	2011		2010
Loans	(Won)	1,255,000	1,455,000
Less: allowance		(349)	(385)

	(Won)	1,254,651	1,454,615

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

8.	Loans (continued)

(b)	Changes in the allowance for credit loss for the nine-month periods ended September 30, 2011 and for the year ended December 31, 2010 were as follows:

	2011				2010
	Loans		Other(*)	Total	Loans	Other(*)	Total
Balance at the beginning of period	(Won)	385	340	725	403	99	502
Provision for (reversal of) credit losses		(36)	117	81	(18)	241	223

Balance at the end of the period	(Won)	349	457	806	385	340	725

(*)	Includes allowance for amounts due from banks and other assets.

9.	Property and equipment

(a)	Property and equipment as of September 30, 2011 and December 31, 2010 were as follows:

	2011
	Acquisition cost		Accumulated depreciation	Book value
Furniture and fixtures	(Won)	2,108	(1,572)	536
Other tangible assets		3,849	(2,945)	904

	(Won)	5,957	(4,517)	1,440

	2010
	Acquisition cost		Accumulated depreciation	Book value
Furniture and fixtures	(Won)	2,018	(1,440)	578
Other tangible assets		3,721	(2,648)	1,073

	(Won)	5,739	(4,088)	1,651

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

9.	Property and equipment (continued)

(b)	Changes in property and equipment for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010 were as follows:

	2011
	Furniture and fixtures		Other	Total
Balance at the beginning of period	(Won)	578	1,073	1,651
Acquisition		94	140	234
Depreciation		(136)	(309)	(445)

Balance at the ending of period	(Won)	536	904	1,440

	2010
	Furniture and fixtures		Other	Total
Balance at the beginning of period	(Won)	360	928	1,288
Acquisition		396	551	947
Disposals		(3)	—	(3)
Depreciation		(175)	(406)	(581)

Balance at the ending of period	(Won)	578	1,073	1,651

10.	Intangible assets

Changes in intangible assets for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010 were as follows:

	2011
	Balance at the beginning of period		Acquisition(*)	Depreciation	Balance at the end of period
Software	(Won)	1,823	830	(477)	2,176

(*)	Includes W 504 million transferred from advance payments.

	2010
	Balance at the beginning of period		Acquisition	Depreciation	Balance at the end of period
Software	(Won)	2,493	60	(730)	1,823

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

11.	Investments in subsidiaries

Investments in subsidiaries as of September 30, 2011 and December 31, 2010 were as follows;

			2011			2010
Investees	Country	Closing date	Ownership percentage (%)	Book value		Ownership percentage (%)	Book value
Shinhan Bank	Korea	December 31	100.0		13,617,579	100.0	13,617,579
Shinhan Card	〃	〃	100.0		7,919,672	100.0	7,919,672
Shinhan Investment	〃	March 31	100.0		1,841,420	100.0	1,841,420
Shinhan Life Insurance	〃	〃	100.0		982,775	100.0	982,775
Shinhan Capital	〃	December 31	100.0		408,922	100.0	408,922
Jeju Bank	〃	〃	68.9		135,220	68.9	135,220
Shinhan BNP Paribas AMC	〃	March 31	65.0		91,565	65.0	91,565
Shinhan PE	〃	December 31	100.0		14,783	100.0	14,783
Shinhan Credit Information	〃	〃	100.0		15,385	100.0	15,385
SHC Management	〃	〃	100.0		8,655	100.0	8,655
Shinhan Data System	〃	〃	100.0		10,026	100.0	10,026

				(Won)	25,046,002		25,046,002

The market value of Jeju Bank shares owned by the Company was (Won)77,426 million as of September 30, 2011 based on the quoted market price ((Won)5,080 per share) at that date.

12.	Other assets

Other assets as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Guarantee deposits	(Won)	13,474	12,474
Accounts receivable (Note 24)		458,486	254,534
Accrued income		14,843	7,822
Advance payments		1,090	1,888
Sundry assets		6,375	5,324

		494,268	282,042

Allowance for credit loss		(166)	(129)
Present value discounts		(779)	(1,208)

	(Won)	493,323	280,705

13.	Borrowings

Borrowings as of September 30, 2011 and December 31, 2010 consisted of the following:

	2011			2010
	Interest rate (%)	Amount		Interest rate (%)	Amount
Borrowings in won (CP)	4.03%	(Won)	5,000	3.58%	(Won)	5,000

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

14.	Debentures

Debentures as of September 30, 2011 and December 31, 2010 were as follows:

	2011			2010
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debentures in won	3.71% ~8.11%	(Won)	7,530,000	3.71~8.11%	(Won)	6,370,000
Discount on debentures			(16,457)			(12,223)

			7,513,543			6,357,777

Debentures in foreign currency			—	3M Libor(JPY) + 1.1%		223,533
Discount on debentures			—			(206)

			—			223,327

		(Won)	7,513,543		(Won)	6,581,104

15.	Employee benefits

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Present value of defined benefit obligation	(Won)	6,068	5,220
Fair value of plan assets		(3,961)	(4,130)

Recognized liabilities for defined benefit obligation	(Won)	2,107	1,090

(b)	Changes in the present value of defined benefit obligation for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010 were as follows:

	2011		2010
Balance at the beginning of period	(Won)	5,220	3,600
Current service costs		895	914
Interest expense		227	238
Actuarial gains		—	521
Benefits paid by the plan		(1,255)	(457)
Succession		981	404

Balance at the end of period	(Won)	6,068	5,220

(c)	Changes in the present value of plan assets for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010 were as follows:

	2011		2010
Balance at the beginning of period	(Won)	4,130	2,300
Expected return		115	113
Actuarial losses		—	(2)
Contributions paid into the plan		—	2,008
Benefits paid by the plan		(284)	(289)

Balance at the end of period	(Won)	3,961	4,130

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

15.	Employee benefits (continued)

(d)	Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Current service costs	(Won)	298	895	229	686
Interest expense		76	227	60	179
Expected return on plan assets		(38)	(115)	(29)	(85)

	(Won)	336	1,007	260	780

The Company recognizes all profit or loss arising from defined benefit plans in general and administrative expenses.

(e)	Changes in defined benefit plan assets and liabilities for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010 were as follows:

	2011		2010
Present value of defined benefit obligation	(Won)	6,068	5,220
Fair value of plan assets		(3,961)	(4,130)

Deficit in the plan		2,107	1,090

Experience adjustments arising on plan liabilities		—	521
Experience adjustments arising on plan assets		—	(2)

(f)	Plan assets as of September 30, 2011 and December 31, 2010 were wholly comprised of the deposits.

(g)	Actuarial assumptions

Actuarial assumptions as of September 30, 2011 and December 31, 2010 were as follows;

		Details	Description
Discount rate		5.91%	AA corporate bond yields
Expected return on plan assets		3.70%	Weighted average yield for the past
Future salary increasing rate		2.14% + Upgrade rate	Average for 5 years
Retirement rate		6.44% ~ 22.99%
Mortality rate	Male	0.023% ~ 0.130%	Mortality published tables by KIDI
	Female	0.010% ~ 0.068%

16.	Other liabilities

Other liabilities as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Accounts payable	(Won)	3,866	4,286
Accrued expense (Note 24)		84,132	144,178
Income taxes payable		421,155	165,871
Dividends payable		3,636	2,920
Unearned revenues		176	111
Taxes withheld		2,700	3,076

	(Won)	515,665	320,442

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

17.	Equity

(a)	Equity as of September 30, 2011 and December 31, 2010 were as follows:

	2011		2010
Capital stock
Common stock	(Won)	2,370,998	2,370,998
Preferred stock		274,055	218,555

		2,645,053	2,589,553

Capital surplus
Capital in excess of par value		9,494,769	8,444,105
Other		73	73

		9,494,842	8,444,178

Accumulated other comprehensive income
Valuation loss on derivation		—	(1,702)

Retained earnings
Legal reserve		1,390,625	1,152,507
Unappropriated retained earnings		8,811,056	8,568,424

		10,201,681	9,720,931

	(Won)	22,341,576	20,752,960

(b)	Capital stock

i) As of September 30, 2011, preferred stocks issued by the Company were as follows:

	Number of shares	Predetermined dividend rate (%) (*)	Redeemable period
Redeemable preferred stock:
Series 10 (**)	28,990,000	7.00%	January 25, 2012 -January 25, 2027
Convertible redeemable preferred stock:
Series 11 (***)	14,721,000	3.25%	January 25, 2012 - January 25, 2027
Redeemable preferred stock:
Series 12 (**)	11,100,000	5.58%	April 21, 2016 - April 21, 2031

	54,811,000

(*)	Based on issue price
(**)	The Company maintains the right to redeem Series 10 and 12 redeemable preferred stock in part or in its entirety within the redeemable period.
(***)	Details with respect to the conversion right of the Company are as follows:

Conversion period: January 26, 2008 - January 25, 2012

Conversion ratio: One common stock per one preferred stock

Conversion price in won: (Won)57,806

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won, except per share data)

17.	Equity (continued)

The following redeemable preferred stocks classified as financial liabilities were redeemed as of September 30, 2011. As a result, the amount of capital stock in accordance with the Commercial Law differs from the total par value of the outstanding capital stock.

Redemption year	Redeemable preferred stock	Number of shares	Redemption amount
2010	Series 5	9,316,793	(Won)	46,584
	Series 8	66,666		333
2009	Series 4	9,316,792		46,584
2008	Series 3	9,316,792		46,584
	Series 7	2,433,334		12,167
2007	Series 2	9,316,792		46,584
2006	Series 1	9,316,792		46,584
	Series 6	3,500,000		17,500

		52,583,961	(Won)	262,920

	Preferred stock		(Won)	274,055
	Commercial Law capital		(Won)	536,975

(c)	Changes in the accumulated other comprehensive income for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010 were as follows:

	2011		2010
Balance at the beginning of period	(Won)	(1,702)	(4,277)
Cash flow hedge accounting		2,246	2,031
Income tax effects		(544)	544

Balance at the end of period	(Won)	—	(1,702)

(d)	Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Company reserves the difference between allowance for credit losses by K-IFRS and Regulations for the Supervision of Financial Institutions at the account of regulatory reserve for loan loss.

i)	Changes in the regulatory reserve for loan loss for the nine-month period ended September 30, 2011 was as follows:

	2011
Balance at the beginning of the period	(Won)	12,181
Provision for regulatory reserve for loan loss		3,894

Balance at the end of the period	(Won)	16,075

ii)	Income for the period adjusted for regulatory reserve and earnings per share adjusted for regulatory reserve for loan loss for the nine-month period ended September 30, 2011 were as follows:

	2011
Income for the period	(Won)	1,066,986
Provision for reserve for bad debt		(3,894)
Income adjusted for regulatory reserve		1,063,092
Basic earnings per share adjusted for regulatory reserve in won		1,820
Diluted earnings per share adjusted for regulatory reserve in won		1,807

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

18.	Net interest expense

Net interest expense for the three-month and nine-month periods ended September 30, 2011 and 2010 was as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
In Interest income
Cash and due from banks	(Won)	12,435	19,056	2,211	4,745
Loans		17,394	59,838	22,696	69,940
Others		158	460	141	403

		29,987	79,354	25,048	75,088

Interest expense
Borrowings in won		48	137	3,679	22,770
Debentures in won		90,804	267,382	80,613	230,970
Debentures in foreign currency		2,606	7,873	2,687	7,920

		93,458	275,392	86,979	261,660

Net interest expense	(Won)	(63,471)	(196,038)	(61,931)	(186,572)

19.	Net fees and commission income

Net fees and commission income for the three-month and nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Fees and commission income
Royalty	(Won)	30,304	90,909	30,321	90,962
Fees and commission expense
Other		24	259	19	123

Net fees and commission income	(Won)	30,280	90,650	30,302	90,839

20.	Dividend income

Dividend income for the three-month and nine-month periods ended September 30, 2011 and 2010 was as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Dividend income from subsidiaries	(Won)	—	1,187,470	—	817,312

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

21.	Net trading income

Net trading income for the three-month and nine-month periods ended September 30, 2011 and 2010 was as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Securities
Gain on valuation	(Won)	1,752	9,885	154	228
Gain on sale		14,694	28,512	374	1,891

	(Won)	16,446	38,397	528	2,119

22.	Provision for (reversal of) credit losses

Provision for (reversal of) credit losses for the three-month and nine-month periods ended September 30, 2011 and 2010 was as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Provision for (reversal of) credit losses on loans	(Won)	15	81	(24)	17

23.	General and administrative expenses

General and administrative expenses for the three-month and nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Salaries
Salaries expense and bonuses	(Won)	990	6,047	2,513	13,568
Severance benefits		336	1,007	260	780

		1,326	7,054	2,773	14,348

Other employee benefits		633	1,830	638	1,916
Rent		523	1,742	496	1,548
Entertainment		451	1,206	465	1,360
Depreciation		148	445	141	439
Amortization		174	477	183	547
Taxes and dues		68	414	242	500
Advertising		5,584	17,075	9,686	21,830
Other		3,211	15,361	3,414	11,557

	(Won)	12,118	45,604	18,038	54,045

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

24.	Share-based payments

(a)	Stock options granted as of September 30, 2011 were as follows:

	4th grant		5th grant		6th grant		7th grant
Grant date		March 30, 2005		March 21, 2006		March 20, 2007		March 19,2008
Exercise price in won	(Won)	28,006	(Won)	38,829	(Won)	54,560	(Won)	49,053
Number of shares granted		2,695,200		3,296,200		1,301,050		808,700
Contractual exercise period		Within four years after three years from grant date		Within four years after three years from grant date		Within four years after three years from grant date		Within four years after three years from grant date
Changes in number of shares granted:
Balance at January 1, 2011		1,582,484		2,526,903		1,082,469		661,804
Exercised or canceled		841,392		491,767		56,613		42,026

Balance at September 30, 2011(*)		741,092		2,035,136		1,025,856		619,778

Assumptions used to determine the fair value of options:
Risk-free interest rate		3.43%		3.43%		3.44%		3.45%
Expected exercise period		3 months		9 months		15 months		21 months
Expected stock price volatility		38.94%		31.19%		28.02%		27.78%
Expected dividend yield		1.41%		1.41%		1.41%		1.41%
Fair value per share	(Won)	14,126	(Won)	6,335	(Won)	1,853	(Won)	4,051

(*)	The equity instruments granted are wholly vested as of September 30, 2011.

The weighted average share price for 4,421,862 stock options outstanding at September 30, 2011 is (Won)42,098.

(b)	Performance shares granted as of September 30, 2011 were as follows:

Type		Cash-settled
Performance conditions		Increase rate of stock price and achievement of target ROE
Number of shares estimated at September 30, 2011		375,791
Fair value per share in won	(Won)	42,000

The amount of cash payment for the Company’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. The fair value of cash payment is estimated using the closing share price at the end of reporting period. For share-based payment transactions among the Company and its subsidiaries, the Company and its subsidiaries receiving the services shall measure the services received as a cash-settled and an equity-settled share-based payment transaction, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

24.	Share-based payments (continued)

(c)	Share-based compensation costs (benefits)

Share-based compensation costs (benefits) for the nine-month period ended September 30, 2011 were as follows:

	Employee of
	Shinhan Financial Group		Subsidiaries(*1)	Total
Stock options granted:
4th	(Won)	(2,276)	(9,013)	(11,289)
5th		(3,283)	(17,020)	(20,303)
6th (*2)		(1,046)	(4,597)	(5,643)
7th (*2)		(1,569)	(5,469)	(7,038)
Performance share (*2)		76	4,966	5,042

	(Won)	(8,098)	(31,133)	(39,231)

(*1)	The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company requires the subsidiaries to reimburse the company for the compensation costs for their employees. As of September 30, 2011, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of (Won)37,101 million.
(*2)	Includes (Won)1,474 million of reversal of share-based compensation costs.

(d)	Accrued expenses and the intrinsic value as of September 30, 2011 were as follows:

	Employee of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted:
4th	(Won)	2,192	8,277	10,469
5th		1,935	10,958	12,893
6th		236	1,665	1,901
7th		399	2,112	2,511
Performance share		1,694	14,089	15,783

	(Won)	6,456	37,101	43,557

The intrinsic value of share-based payments is (Won)32,607 million based on the quoted market price (Won)42,000 per share for stock options and performance shares.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

25.	Other operating income and expense

Other operating income and expense for the three-month and nine-month periods ended September 30, 2011 and 2010 were as follows;

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Gain or loss related to derivatives
Valuation gain (loss)	(Won)	9,822	—	(195)	16,083
Transaction gain		21,594	21,594	—	—

		31,416	21,594	(195)	16,083
Others		810	891	74	412

	(Won)	32,226	22,485	(121)	16,495

26.	Income taxes

(a)	Income tax expense (benefit) for the three-month and nine-month periods ended September 30, 2011 and 2010 was as follows:

	2011				2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Current income tax	(Won)	—	2,324	—	—
Changes in deferred tax arising from temporary differences		1,142	6,919	1,498	(2,412)
Income tax expense (benefit) reflected directly in equity		(136)	(544)	(444)	816

	(Won)	1,006	8,699	1,054	(1,596)

(b)	Income tax expense (benefit) is calculated by multiplying net income before tax with the tax rate for the nine-month periods ended September 30, 2011 and 2010 and was as follows:

	2011		2010
Income before income tax expense (A)	(Won)	1,075,685	670,048
Income tax calculated at the statutory tax rate		260,316	162,152
Adjustment:
Income exempted for tax purposes		(252,666)	(167,996)
Expenses not deductible for tax purposes		274	330
Other		775	3,918

Income tax expense (benefits) (B)	(Won)	8,699	(1,596)

Effective income tax rate (B/A)		0.81%	(0.24%)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

26.	Income taxes (continued)

(c)	Deferred tax assets and liabilities that were directly charged or credited to equity for the nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011
	Temporary differences		Deferred tax assets (liabilities)
Accumulated other comprehensive income:
Valuation gain on derivatives	(Won)	2,246	(544)

	2010
	Temporary differences		Deferred tax assets (liabilities)
Accumulated other comprehensive income:
Valuation loss on derivatives	(Won)	906	816

27.	Earnings per Share

(a)	Basic earnings (loss) per share

Basic earnings (loss) per share for the three-month and nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Net income (loss) for the period	(Won)	(29,074)	1,066,986	(50,095)	671,644
Less: dividends on preferred stock		73,732	200,126	58,120	172,466

Net income (loss) available for common stock		(102,806)	866,860	(108,215)	499,178
Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587	474,199,587

Earnings (loss) per share in won	(Won)	(217)	1,828	(228)	1,053

(b)	Diluted earnings (loss) per share

Diluted earnings (loss) per share due to dilutive effect for the three-month and nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Ordinary income available for common stock	(Won)	(102,806)	866,860	(108,215)	499,178
Add: dividends on redeemable convertible preferred stock		6,971	20,685	6,895	20,685

Diluted net earnings (loss)		(95,835)	887,545	(101,320)	519,863
Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares(*)		488,920,587	488,920,587	488,920,587	488,920,587

Diluted earnings (loss) per share in won	(Won)	(196)	1,815	(207)	1,063

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

27.	Earnings per Share (continued)

(*)	Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares for the three-month and nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011		2010
	Three-month Period	Nine-month Period	Three-month Period	Nine-month Period
Weighted average number of common shares	474,199,587	474,199,587	474,199,587	474,199,587
Effect of conversion of convertible redeemable preferred stock	14,721,000	14,721,000	14,721,000	14,721,000

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares	488,920,587	488,920,587	488,920,587	488,920,587

28.	Operating income and expense

(a)	Operating income and expense for the nine-month periods ended September 30, 2011 and 2010 by K-IFRS and previous K-GAAP were as follows:

	2011
	K-IFRS		Previous K-GAAP
Dividend income	(Won)	1,187,470	1,187,470
Royalty		90,909	90,909
Interest income		79,354	79,354
Gains on foreign currency transaction		21,594	21,594
Gains on financial assets held for trading		38,397	38,397
Other		1,233	—

	(Won)	1,418,957	1,417,724

	2010
	K-IFRS		Previous K-GAAP
Dividend income	(Won)	817,312	817,312
Royalty		90,962	90,962
Interest income		75,088	75,088
Gains on derivatives		16,083	16,083
Gains on financial assets held for trading		2,119	2,119
Other		577	—

	(Won)	1,002,141	1,001,564

(b)	Reconciliations of operating income reported under previous K-GAAP to K-IFRS for the nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011		2010
Previous K-GAAP	(Won)	1,074,795	669,631
Addition: miscellaneous income		1,233	577
Less: contributions, etc		(343)	(160)

K-IFRS	(Won)	1,075,685	670,048

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

29.	Statements of cash flows

(a)	Cash and cash equivalents reported in the accompanying separate statements of cash flows for the nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011		2010
Due from banks with a short maturity of three months or less from date of acquisition	(Won)	1,632,594	407,107

(b)	The Company reports cash flows from operating activities using the indirect method. Interest paid and interest and dividends received are classified as operating cash flows. Cash flows from interest, dividends and income taxes received and paid for the nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011		2010
Income taxes paid	(Won)	2,324	—
Interests received		60,155	71,363
Interests paid		266,768	243,260
Dividends received		1,187,470	817,312

(c)	Significant non-cash activities for the nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011		2010
Share-based payment arrangements to the employees of subsidiaries	(Won)	49,645	15,563
Payment of consolidated corporate income tax		421,385	220,697

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

30.	Related party transactions

(a)	Details of transactions

Significant transactions with the related parties for the three-month and nine-month periods ended September 30, 2011 and 2010 were as follows:

Related party	Account	2011			2010
		Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Revenue:
Shinhan Bank	Interest income	(Won)	12,593	19,478	126	403
〃	Fees and commission income		20,898	62,684	24,602	73,727
〃	Dividend income		—	478,033	—	149,733
〃	Other operating income		—	8	5	24
Shinhan Card	Interest income		9,481	36,711	12,502	37,390
〃	Fees and commission income		3,693	11,080	2,188	6,564
〃	Dividend income		—	600,018	—	600,018
〃	Reversal of credit losses		25	39	—	—
Shinhan Investment	Interest income		1,410	4,268	1,780	6,438
〃	Fees and commission income		1,574	4,722	1,007	3,019
〃	Dividend income		—	20,000	—	15,000
〃	Reversal of credit losses		2	185	—	—
Shinhan Life Insurance	Fees and commission income		3,473	10,419	2,094	6,282
〃	Dividend income		—	50,000	—	30,000
〃	Other operating income		—	—	—	4
Shinhan Capital	Interest income		6,454	18,758	8,436	26,036
〃	Fees and commission income		350	1,052	266	798
〃	Dividend income		—	14,996	—	—
〃	Reversal of credit losses		—	—	—	20
Jeju Bank	Fees and commission income		171	513	113	337
Shinhan Credit Information	Fees and commission income		30	91	21	63
〃	Dividend income		—	1,200	—	1,200
	Reversal of credit losses		1	1	—	—
Shinhan PE	Interest income		49	139	48	147
〃	Fees and commission income		5	17	4	14

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

30.	Related party transactions (continued)

Related party	Account	2011			2010
		Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Revenue:
Shinhan BNP Paribas AMC	Dividend income		54	163	37	109
〃	Fees and commission income		—	23,223	—	21,361
Shinhan Data System	Fees and commission income		37	110	17	51
Shinhan Aitas	Fees and commission income		19	58	12	35

		(Won)	60,319	1,357,966	53,258	978,773

Expense:
Shinhan Bank	General and administrative expenses	(Won)	166	540	160	447
〃	Provision for credit losses		87	304	(24)	1
Shinhan Investment	Interest expenses		500	2,703	410	920
〃	Provision for credit losses		—	—	(4)	33
Shinhan Life Insurance	General and administrative expenses		2	9	11	15
〃	Provision for credit losses		(4)	2	—	—
Shinhan Capital	Provision for credit losses		(40)	—	—	—
Shinhan Data System	General and administrative expenses		393	830	126	292

		(Won)	1,104	4,388	679	1,708

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

30.	Related party transactions (continued)

(b)	Account balances

Significant balances with the related parties as of September 30, 2011 and December 31, 2010 were as follows:

Creditor	Debtor	Account	2011		2010
<Assets>
Shinhan Financial Group	Shinhan Bank	Cash and due from banks	(Won)	1,632,305	787
〃	〃	Other assets		363,146	143,364
〃	Shinhan Card	Loans		699,876	899,840
〃	〃	Other assets		90,295	108,663
〃	Shinhan Investment	Loans		99,960	99,960
〃	〃	Other assets		11,486	9,684
〃	Shinhan Life Insurance	Other assets		16,025	5,315
〃	Shinhan Capital	Loans		449,822	449,822
〃	〃	Other assets		4,513	5,736
〃	Jeju Bank	Other assets		431	281
〃	Shinhan Credit Information	Other assets		283	1,107
〃	Shinhan PE	Loans		4,993	4,993
〃	〃	Other assets		—	151
〃	Shinhan BNP Paribas AMC	Other assets		32	93
〃	SHC Management	Other assets		33	95
〃	Shinhan Data System	Other assets		—	212

			(Won)	3,373,200	1,730,103

<Liabilities>
Shinhan Card	Shinhan Financial Group	Other liabilities	(Won)	284	270
Shinhan Life Insurance	〃	Other liabilities		—	1,212
Shinhan Capital	〃	Other liabilities		—	706
Shinhan PE	〃	Other liabilities		405	111
Shinhan Data System	〃	Other liabilities		—	102

			(Won)	689	2,401

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

(In millions of won)

30.	Related party transactions (continued)

(c)	Compensation of key management personnel for the three-month and the nine-month periods ended September 30, 2011 and 2010 were as follows:

	2011			2010
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Salaries	(Won)	1,143	2,787	1,649	5,046
Retirement and severance allowance		—	50	—	—
Share-based payment		143	624	307	1,038

	(Won)	1,286	3,461	1,956	6,084

31.	Implementation of K-IFRS

(a)	First-time adoption of K-IFRS

As stated in note 2(a), these are the Company’s first separate financial statements prepared in accordance with K-IFRS.

The accounting policies set out in note 3 have been applied in preparing the separate interim financial statements for the nine-month periods ended September 30, 2011, the comparative information presented in these separate financial statements for the year ended December 31, 2010 and in the preparation of an opening K-IFRS statement of financial position at January 1, 2010 (the Company’s date of transition).

In preparing its opening K-IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous K-GAAP. An explanation of how the transition from previous K-GAAP to K-IFRSs has affected the Company’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

31.	Implementation of K-IFRS (continued)

(b)	Significant differences between K-IFRS and previous K-GAAP

The areas of accounting under the current financial statements, for which the application of K-IFRS is expected to give rise to significant differences, include the scope of consolidation, goodwill, loss provision, revenue recognition, derecognition of financial instruments and employee benefits, among others. The details of significant differences are as follows:

		K-IFRS	Previous K-GAAP
First-time adoption of K-IFRS	Business combinations	K-IFRS 1103 Business Combinations will not be applied retrospectively to business combinations occurring prior to the date of transition.	-
	Deemed cost	The Company elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs.	-
	Cumulative translation differences	The cumulative translation difference of foreign operations as of the date of transition will be regarded as nil	-

	Derecognition of financial assets and financial liabilities	The derecognition requirements in K-IFRS 1039 Financial Instruments: Recognition and Measurement were applied prospectively for transactions occurred on or before the date of transition.	-
	Financial asset designated as available for sale or financial instrument designated as a financial asset or financial liability at fair value through profit or loss	Although K-IFRS 1039 Financial Instruments: Recognition and Measurement permits a financial asset to be designated on initial recognition as available for sale or a financial instrument (provided it meets certain criteria) to be designated as a financial asset or financial liability at fair value through profit or loss, those designations are permitted at the date of transition. The Company elected to use these exemptions.	-

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

31.	Implementation of K-IFRS (continued)

		K-IFRS	Previous K-GAAP
	Share-based payment transactions	K-IFRS 1102 Share-based Payment was applied retrospectively to equity instruments that were granted on or before the date of transition.	-

First-time adoption of K-IFRS	Decommissioning liabilities included in the cost of property, plant and equipment	The amount that would have been included in the cost of the related asset when the liability first arose is estimated by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate(s) that would have applied for that liability over the intervening period.	-
	Leases	K-IFRS 1017 Leases will be applied retrospectively to leases occurring prior to the date of transition.	-
	Investments in subsidiaries, jointly controlled entities and associates	When the Company prepares separate financial statements in accordance with K-IFRS No. 1027 Consolidated and Separate Financial Statements and measures its investments in subsidiaries, jointly controlled entities and associates at cost, the deemed cost for such investments is the K-GAAP carrying amount at the date of transition.	-

Consolidation scope		If the Group has dominant influence or control over the subsidiary including special purpose vehicle(s) “SPV”, the subsidiary is included in the Group’s consolidation scope regardless of the size of the subsidiary.	Based on the Act on External Audit of Corporations, a stock company, whose total value of assets is less than (Won) 10 billion as of the end of the immediate preceding fiscal year, shall not be considered a subsidiary. Consolidation of an SPV is not stipulated in K-GAAP.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

31.	Implementation of K-IFRS (continued)

	K-IFRS	Previous K-GAAP
Goodwill	Goodwill acquired in a business combination is not amortized and is allocated to cash-generating units “CGUs” or groups of CGUs and tested for impairment annually whenever there is any indication that they may be impaired.	Goodwill acquired in a business combination is amortized on a straight-line basis over its estimated useful life not to exceed 20 years.

Allowance for loan losses	Allowance for loan losses that has been incurred but not yet identified are estimated at a specific asset and collective level using the historical experience.	Allowance for loan losses is estimated at the greater of the amount resulting from the expected loss method reasonably estimated using the historical experience and the amount estimated based on the asset classification guidelines of the Financial Services Commission in accordance with the Regulations for the Supervision of Financial Institutions.

Revenue recognition	All fees associated with origination of loans are deferred and recognized over the expected life of the loan using the effective interest method as an adjustment to the loan balance and interest income.	Fees directly associated with origination of loans are deferred and recognized over the maturity of the loan using the effective interest method as an adjustment to the loan balance and interest income.

Financial instrument: measurement

The appropriate fair value for an asset held or liability to be issued is usually the current bid price and, for an asset to be acquired or liability held, the asking price. Bid-ask adjustment is applied when measuring financial instrument at fair value.

The fair value is measured reflecting credit risk.

Bid price and asking price are not reflected in the fair value of financial instruments. Credit risk is not required to be considered in measuring fair value.

In accordance with Best practice for business process of derivative transactions provided by Financial Supervisory Service, counterparty’s credit risk is considered in measuring fair value of OTC derivatives.

Derecognition of financial instruments	Dependent on the extent to which it retains the risks and rewards of ownership of the financial asset, the transferred asset continues to be recognized, is derecognized or continues to be recognized to the extent of its continuing involvement in the financial asset.	Dependent on whether or not the Company retains control over the financial assets, the transferred asset continues to be recognized or derecognized.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(Unaudited)

31.	Implementation of K-IFRS (continued)

	K-IFRS	Previous K-GAAP
Change in depreciation method	The depreciation method applied to an asset shall be reviewed at least at each fiscal year-end and, if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method shall be changed to reflect the changed pattern. Such a change shall be accounted for as a change in an accounting estimate.	The depreciation method shall be applied consistently from period to period unless there are justifiable reasons. The depreciation method for the same kind of property and equipment is applied to newly acquired assets.

Employee benefits	Under the Projected Unit Credit Method, the Company recognizes a defined benefit obligation calculated using an actuarial technique and a discount rate based on the present value of the projected benefit obligation.	The Company establishes an allowance for severance liability equal to the amount which would be payable if all employees left at the end of the reporting period.

Customer loyalty program	The Company allocates some of the consideration received or receivable from the sales transaction to the award credits and defers the recognition of revenue.	The Company recognizes as provision or accounts payable.

Classification of investment property	A property that is held to earn rentals or for capital appreciation or both is classified as investment property.	A property that is held to earn rentals or for capital appreciation or both is classified as property, plant and equipment.

Valuation method of property, plant and equipment and investment property	An entity shall choose either the cost model or the revaluation model and shall apply that policy to an entire class of property, plant and equipment. The Company chooses the cost model.	An entity shall choose either the cost model or the revaluation model as its accounting policy. The Company chooses the cost model.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(In millions of won)

31.	Implementation of K-IFRS (continued)

	K-IFRS	Previous K-GAAP
Presentation of liabilities and equity	The issuer of a financial instrument shall classify the instrument, or its component parts, on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.	Classified under Commercial Law

(c)	Summary of the effects of the adoption of K-IFRS on the Company’s financial position and the results of its operation

This summary of the effects on the Company’s financial position and the results of its operation described below are based on the separate financial statements, and may change in the future as a result of additional analysis, revised standards, etc.

i)	The effects on the Company’s financial position due to the adoption of K-IFRS as of the date of transition to K-IFRS, January 1, 2010 are as follows:

	Total assets		Total liabilities	Total equity
Previous K-GAAP	(Won)	27,120,706	6,392,345	20,728,361

Adjustment for:
Allowance for credit losses		7,748	—	7,748
Actuarial valuation of defined benefit obligations		—	(141)	141
Fair value of share-based payment		14,577	17,435	(2,858)
Reclassification of preferred stock		—	180,463	(180,463)
Others		97	—	97

Total adjustment		22,422	197,757	(175,335)

K-IFRS	(Won)	27,143,128	6,590,102	20,553,026

ii)	The effects on the Company’s results of operations for the three-month and nine-month periods ended September 30, 2010 are as follows:

	Net income			Total comprehensive income
	Three-month Period		Nine-month Period	Three-month Period	Nine-month Period
Previous K-GAAP	(Won)	651,985	2,016,826	956,001	2,143,793

Adjustment for:
Conversion to the cost method for equity method investments		(700,102)	(1,335,521)	(1,002,725)	(1,460,766)
Allowance for credit losses		(506)	447	(506)	447
Actuarial valuation of definite benefit obligations		48	(120)	48	(120)
Fair value of share-based payment		2,585	1,603	2,585	1,603
Reclassification of preferred stock		(2,148)	(9,924)	(2,148)	(9,924)
Others		(1,957)	(1,667)	(1,958)	(1,667)

Total adjustment		(702,080)	(1,345,182)	(1,004,704)	(1,470,427)

K-IFRS	(Won)	(50,095)	671,644	(48,703)	673,366

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2011

(In millions of won)

31.	Implementation of K-IFRS (continued)

iii)	The effects on the Company’s financial position due to the adoption of K-IFRS as of December 31, 2010 and results of its operations for the year ended December 31, 2010 are as follows:

	Total assets		Total liabilities	Total equity	Net income	Total comprehensive income
Previous K-GAAP	(Won)	29,616,670	6,891,917	22,724,753	2,381,184	2,580,618

Adjustment for:
Conversion to the cost method for equity method investments		(1,978,514)	—	(1,978,514)	(1,755,227)	(1,952,086)
Allowance for credit losses		7,874	—	7,874	126	126
Actuarial valuation of defined benefit obligations		—	57	(57)	(199)	(199)
Fair value of share-based payment		12,883	15,662	(2,779)	78	78
Reclassification of preferred stock		—	—	—	(9,924)	(9,924)
Others		1,683	—	1,683	1,587	1,587

Total adjustment		(1,956,074)	15,719	(1,971,793)	(1,763,559)	(1,960,418)

K-IFRS	(Won)	27,660,596	6,907,636	20,752,960	617,625	620,200